Filed by: Fidelity Investment Trust
Pursuant to Rule 425 under the Securities Acts of 1933 and
deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject Company: Fidelity Investment Trust
SEC File No. 002-90649 and 811-04008

Supplement to
Fidelity Targeted International
Equity Funds®
December 30, 2006
Prospectus

Proposed Reorganization. The Board of Trustees of of Fidelity Investment Trust has unanimously approved an Agreement and Plan of Reorganization ("Agreement") between Fidelity Nordic Fund and Fidelity Europe Fund.

The Agreement provides for the transfer of all of the assets and the assumption of all of the liabilities of Fidelity Nordic Fund in exchange for shares of Fidelity Europe Fund equal in value to the relative net asset value of the outstanding shares of of Nordic Fund. After the exchange, Fidelity Nordic Fund will distribute the Fidelity Europe Fund shares to its shareholders pro rata, in liquidation of Fidelity Nordic Fund (these transactions are referred to as the "Reorganization").

The Reorganization can be consummated only if, among other things, it is approved by a "majority of the outstanding voting securities" of Fidelity Nordic Fund, as that term is defined under the Investment Company Act of 1940. A Special Meeting (the "Meeting") of the Shareholders of Fidelity Nordic Fund is expected to be held on May 16, 2007, and approval of the Agreement will be voted on at that time. Shareholders of record on March 19, 2007 will be entitled to vote at the Meeting. In connection with the Meeting, Fidelity Nordic Fund will be filing with the Securities and Exchange Commission and delivering to its shareholders of record a Proxy Statement describing the Reorganization and a Prospectus for Fidelity Europe Fund.

If the Agreement is approved at the Meeting and certain conditions required by the Agreement are satisfied, the Reorganization is expected to take place in June 2007. If shareholder approval of the Agreement is delayed due to failure to meet a quorum or otherwise, the Reorganization will become effective, if approved, as soon as practicable thereafter.

In the event Fidelity Nordic Fund shareholders fail to approve the Agreement, Fidelity Nordic Fund will continue to engage in business as a registered investment company and the Board of Trustees will consider other proposals for the reorganization or liquidation of Fidelity Nordic Fund.

The foregoing is not a solicitation of any proxy. For a free copy of the Proxy Statement describing the Reorganization (and containing important information about fees, expenses and risk considerations) and a Prospectus for Fidelity Europe Fund, please call 1-800-544-5138 after March 19, 2007. The prospectus/proxy statement will also be available for free on the Securities and Exchange Commission's web site (www.sec.gov).

TIF-06-04 December 30, 2006
1.483702.146